Neal Wheeler

Assistant General Counsel, Corporate & Securities

June 17, 2011

Ms. Chanda DeLong

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	General Dynamics Corporation
Form 10-K for the year ended December 31, 2010
Filed February 18, 2011
File No. 1-3671

Via Overnight Delivery and EDGAR

Dear Ms. DeLong:

Based upon our recent conversation, General Dynamics intends to respond to the letter from Linda Cvrkel, Branch Chief, dated June 3, 2011, on or before July 1, 2011. We understand this timing is acceptable to your office. Should you have any questions, please do not hesitate to contact me at (703) 876-3482.

Sincerely,

/s/    Neal Wheeler

Neal Wheeler

Assistant General Counsel

Corporate & Securities

2941 Fairview Park Drive

Suite 100

Falls Church, VA 22042-4513